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FOR IMMEDIATE RELEASE

CORPORATE RELEASE

                      STATS PRICES US$175 MILLION OFFER OF
                           CONVERTIBLE NOTES DUE 2007

SINGAPORE, MARCH 14, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider today announced that it has priced its offering of US$175 million of Convertible Notes due 2007. The convertible notes will bear interest at the rate of 1.75% per year and have a yield to maturity of 4.91%. The notes will be convertible into STATS' ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs) (each of which represents ten ordinary shares) at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate on conversion of S$1.8215 = US$1.00). STATS may also elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. Approval in principle has been granted by the Singapore Exchange for the listing of the notes. Settlement is expected to be on March 18, 2002 in New York.

All or a portion of the notes may be redeemed by STATS at any time on or after March 18, 2004 at a price to yield 4.91% per year to the redemption date if the closing price of STATS' ordinary shares or ADSs is at least 125% of the conversion price. Convertible note-holders may require STATS to repurchase all or a portion of their convertible notes on March 18, 2005 at a price equal to the principal amount of the convertible notes being redeemed together with a premium of 10.081%, plus any accrued and unpaid interest accrued to the date of redemption.

STATS has granted the underwriters a 30-day option to purchase an additional US$25 million of notes to cover over-allotments, if any. The global coordinator and sole bookrunner for the offering is Merrill Lynch. Co-managers to the offering are Deutsche Bank, Nomura International, Oversea-Chinese Banking Corporation Limited and United Overseas Bank Limited. The notes were placed to institutional and other sophisticated investors.

The net proceeds from the offering will be used for general corporate purposes, including to fund capital expenditures, which may include the purchase of test and assembly equipment, and acquisitions and investments.
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This press release is not an offer of securities for sale in the United States,
Singapore or elsewhere. Securities may not be sold in the United States unless they are registered or are exempt from registration. STATS does not intend to register any portion of this offering in the United States or in Singapore or to conduct a public offering in the United States or in Singapore except pursuant to an exemption under Division 5A of Part IV of the Companies Act, Chapter 50 of Singapore. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

It may be unlawful to distribute this press release in certain jurisdictions. This press release is not for distribution in Canada, Japan or Australia. The information in this press release does not constitute an offer of securities for sale in Canada, Japan or Australia.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan. STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS:

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
Elaine Ang                                                  Khor Hwee Eng
Manager, Investor Relations/Corporate Communications        Senior Marcom Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                    Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg                            email: khorhweeeng@stats.st.com.sg
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US CONTACTS:

Drew Davies                                                 Lisa Lavin
Director, Investor Relations                                Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                    Tel: (208) 672 6112, Fax: (208) 672 6132
email: daviesd@statsus.com                                  email: lavinl@statsus.com
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